

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2023

Yi Shao
Chief Executive Officer
Oriental Culture Holding LTD
Room 1402, Richmake Commercial Building
198-200 Queen's Road Central, Hong Kong

> **Re: Oriental Culture Holding LTD**
> **Amendment No. 3 to Registration Statement on Form F-3**
> **Filed February 9, 2023**
> **File No. 333-262398**

Dear Yi Shao:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

Amendment No. 3 to Registration Statement on Form F-3 Filed February 9, 2023

Risk Factors, page 15

1. We note your disclosure that the Nan County Public Safety Bureau froze certain bank accounts of the VIE's subsidiaries as a result of an investigation. Please provide disclosure addressing the risks and impact of such accounts. In this regard, we note your disclosure that "the business operations of the Company have been materially and negatively impacted" by the frozen accounts.

Yi Shao
Oriental Culture Holding LTD
March 2, 2023
Page 2

You may contact Brian Fetterolf at 202-551-6613 or Jennifer López Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li